EXHIBIT 99.1

Eupraxia Pharmaceuticals Announces Pricing of US$55 Million Public Offering of Common Shares and Pre-Funded Warrants

VICTORIA, British Columbia, Feb. 19, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced the pricing of its previously announced public offering (the "Offering") of 6,428,574 common shares of the Company (the “Common Shares") at a price to the public of US$7.00 per Common Share and pre-funded warrants to purchase up to 1,428,571 Common Shares in lieu thereof (the “Pre-Funded Warrants”) at a price of US$6.99999 per Pre-Funded Warrant, which equals the public offering price per Common Share less the C$0.00001 per share exercise price of each Pre-Funded Warrant, for gross proceeds of approximately US$55 million, before deducting the underwriting commissions and estimated expenses incurred in connection with the Offering. Each pre-funded warrant will entitle the holder thereof to acquire one common share of the Company (a “Pre-Funded Warrant Share”) at a nominal exercise price of C$0.00001 per Pre-Funded Warrant Share and will not expire until exercised in full. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 1,178,571 Common Shares on the same terms and conditions. All of the Common Shares and Pre-Funded Warrants in the Offering are being sold by the Company. The Offering is expected to close on February 20, 2026, subject to the satisfaction of customary closing conditions, including the listing of the Common Shares and Pre-Funded Warrant Shares to be issued under the Offering on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”), and receipt of any required approvals of the TSX.

Cantor and LifeSci Capital are acting as joint book-running managers for the Offering. Bloom Burton and Craig-Hallum are also acting as co-managers for the Offering.

The Company intends to use the net proceeds from the Offering primarily for the continued advancement of EP-104GI for Eosinophilic Esophagitis, including the completion of ongoing preclinical studies, and Phase 2 clinical trials, preparations for a Phase 3 clinical trial including the related regulatory submissions, and manufacturing activities, and to undertake the necessary commercial/market development activities to prepare for the eventual product launch. The Company also intends to use a portion of the proceeds to accelerate and expand its plans to pursue clinical studies with EP-104GI in multiple additional gastrointestinal indications, including in esophageal strictures and fibrostenotic Crohn’s disease. A portion of the proceeds will be allocated to research and development of additional pipeline candidates, business development initiatives, and general corporate purposes, which may include but are not limited to employee salaries, working capital, leases for facilities, administrative expenses, and capital expenditures. The Company may also use a portion of the proceeds to expand its intellectual property portfolio and strengthen its corporate infrastructure to support future growth.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commissions (the "SEC") on February 7, 2024, and the Company's existing Canadian short form base shelf prospectus, (the "Base Prospectus") dated February 5, 2024. A preliminary prospectus supplement relating to and describing the terms of the Offering has been filed with the securities commission in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States, and a final prospectus supplement relating to and describing the terms of the Offering (the "Supplement") will be filed with the securities commissions in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States. The Supplement and accompanying Base Prospectus contain important detailed information about the Offering.

The Supplement and accompanying Base Prospectus can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com, from LifeSci Capital LLC at 1700 Broadway, 40th Floor, New York, New York 10019, or by email at compliance@lifescicapital.com, from Bloom Burton Securities Inc. at ecm@bloomburton.com, or from Craig-Hallum Capital Group LLC, Attention: Equity Capital Markets, 323 North Washington Ave., Suite 300, Minneapolis, MN 55401, or by telephone at (612) 334-6300, or by email at prospectus@chlm.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Offering, whether and when the Offering may close, the satisfaction of customary closing conditions related to the Offering and the anticipated use of proceeds from the Offering; and the potential for the Company’s technology to impact the drug delivery process. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:
James Meikle, Eupraxia Pharmaceuticals Inc.
236.330.7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617.283.2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.